SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                          First Sierra Financial, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    335944104
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,436,700 shares, which constitutes approximately 10.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 14,223,915 shares outstanding.

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1.   Name of Reporting Person:

     Portfolio LL Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 1,436,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,436,700 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,436,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 10.1%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Genpar, L.L.C.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 9, 1998, as amended by Amendment No. 1 dated September 11, 1998, as amended by Amendment No. 2 dated September 25, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of First Sierra Financial, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 is hereby amended and restated in its entirety as follows:

       The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

REPORTING PERSON       SOURCE OF FUNDS        AMOUNT OF FUNDS

       PLL             Working Capital (1)    $ 12,765,703.18

       (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and restated in its entirety as follows:

       (a)

Reporting Person

       PLL

       The aggregate number of shares of the Stock that PLL owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,436,700, which constitutes approximately 10.1% of the outstanding shares of the Stock.

Controlling Persons

       TIF

       Because of its position as the sole member of PG, which is the sole general partner of PLL, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,436,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       TFI

       Because of its position as the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PLL, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,436,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       TCM

       Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PLL, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,436,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       TMT

       Because of his position as the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PLL, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,436,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       PG

       Because of its position as the sole general partner of PLL, PG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,436,700 shares of the Stock, which constitutes approximately 10.1% of the outstanding shares of the Stock.

       To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

       (b)

Reporting Person

       PLL

       Acting through its sole general partner, PLL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,436,700 shares of the Stock.

Controlling Persons

       TIF

       As the sole member of PG, which is the sole general partner of PLL, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,436,700 shares of the Stock.

       TFI

       As the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PLL, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,436,700 shares of the Stock.

       TCM

       As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PLL, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,436,700 shares of the Stock.

       TMT

       As the President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole member of PG, which is the sole general partner of PLL, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,436,700 shares of the Stock.

       PG

       As the sole general partner of PLL, PG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,436,700 shares of the Stock.

       (c) During the past 60 days, the Reporting Person has purchased shares of the Stock in transactions on NASDAQ, as follows:

DATE              NO. OF SHARES           PRICE PER
                  PURCHASED               SHARE

12/07/98            4,700                 $ 8.77
12/07/98            5,000                   8.81
12/14/98           10,000                   8.81
12/16/98            5,000                   9.00
12/17/98           15,000                   9.50
12/18/98            5,000                   9.88
12/22/98           25,000                  10.00

      Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

      (d) The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

      (e)   Not Applicable.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 -- Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:   December 23, 1998


                                    Portfolio LL INVESTORS, L.P.,
                                    a Delaware limited partnership

                                    By: PORTFOLIO GENPAR, L.L.C.
                                          a Delaware limited liability company,
                                          General Partner


                                    By: /s/ W. R. Cotham
                                        W. R. Cotham, Vice President

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.